Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					SEPTEMBER 30,
(dollars in thousands)	2007	2008	2009(2)	2010(2)	2011	2012	2011
Net income (loss)	$40,982	$2,162	$(58,038)	$(40,102)	$8,550	$2,602	$2,178
Income tax expense (benefit)	33,901	9,349	(36,101)	(23,469)	6,623	2,403	8,876
Fixed charges	232,691	242,877	268,441	254,098	239,842	169,484	180,894

Earnings	307,574	254,388	174,302	190,527	255,015	174,489	191,948

Interest expense, Net	166,003	169,150	196,520	185,681	170,524	116,811	128,946
Rents under leases representative of an interest factor (1/3)	66,323	73,362	71,556	68,052	68,953	52,400	51,675
Preferred dividends	365	365	365	365	365	273	273

Fixed Charges	232,691	242,877	268,441	254,098	239,842	169,484	180,894

Ratio of earnings to fixed charges	1.3x	1.0x	0.6x	0.7x	1.1x	1.0x	1.1x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million, respectively.